UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                           File No. 70-9937

                             REPORT PERIOD
                   January 1, 2002 to March 31, 2002

                           In the matter of:
                 AMERICAN ELECTRIC POWER COMPANY, INC

         American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEPGCO"), Columbus Southern Power Company ("CSPCO"), Indiana Michigan Power Company ("IMPCO"), Kentucky Power Company ("KPCO"), Kingsport Power Company ("KGPCO"), Ohio Power Company ("OPCO"), American Electric Power Service Corporation ("AEPSC"), Cedar Coal Company ("CEDAR"), Central Coal Company ("CCCO"), Appalachian Power Company ("APCO"), Central Appalachian Coal Company ("CACCO"), Southern Appalachian Coal Company ("SACCO"), West Virginia Power Company ("WVPCO"), Colomet, Inc. ("COLM"), Simco, Inc. ("SIMCO"), Franklin Real Estate Company ("FRECO"), Indiana Franklin Realty, Inc. ("IFRI"), Blackhawk Coal Company ("BHCCO"), Wheeling Power Company ("WPCO"), and Conesville Coal Preparation Company ("CONESVILLE"), and hereby files the information attached pursuant to the Order of the SEC dated October 26, 2001 in this file:
         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File Nos. 70-8557 and 70-9937, and in accordance with the terms and conditions of the Commission's order dated October 26, 2001, permitting said Application-Declaration to become effective.

         DATED:  April 30, 2002
                        AEP GENERATING COMPANY
                        AMERICAN ELECTRIC POWER SERVICE CORPORATION
                        BLACKHAWK COAL COMPANY
                        APPALACHIAN POWER COMPANY
                        CEDAR COAL COMPANY
                        CENTRAL COAL COMPANY
                        CENTRAL AND SOUTH WEST SERVICES, INC.
                        CENTRAL APPALACHIAN COAL COMPANY
                        CENTRAL POWER AND LIGHT COMPANY
                        COLOMET, INC.
                        COLUMBUS SOUTHERN POWER COMPANY
                        CONESVILLE COAL PREPARATION COMPANY
                        FRANKLIN REAL ESTATE COMPANY
                        INDIAN FRANKLIN REALTY, INC.
                        INDIANA MICHIGAN POWER COMPANY
                        KENTUCKY POWER COMPANY
                        KINGSPORT POWER COMPANY
                        OHIO POWER COMPANY
                        PUBLIC SERVICE COMPANY OF OKLAHOMA
                        SIMCO, INC.
                        SOUTHERN APPALACHIAN COAL COMPANY
                        SOUTHWESTERN ELECTRIC POWER COMPANY
                        WEST TEXAS UTILITIES COMPANY
                        WEST VIRGINIA POWER COMPANY
                        WHEELING POWER COMPANY

              BY:       AMERICAN ELECTRIC POWER COMPANY, INC.
                        CENTRAL AND SOUTH WEST CORPORATION

                        BY:                 /s/ Armando A. Pena
                             -------------------------------------------
                                               Treasurer


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                    AMERICAN ELECTRIC POWER COMPANY, INC., et al.
                          QUARTERLY REPORT PER REQUIREMENTS
                      OF HOLDING COMPANY ACT RELEASE NO. 27457
                   FILE NO. 70-9937 (Supersedes File No. 70-8557)*
                        FOR THE QUARTER ENDED MARCH 31, 2002

                                      Contents

                                                                      Page

Aggregate Amount of Funds Provided to the Money Pool                    1

Aggregate Amount of Funds Received from Money Pool                      1

Balance Advanced to or from the Money Pool
 as of the End of the Period                                            1

Average Interest Rate for the Money Pool over the Period                1

Aggregate Amount of Outside Borrowings and Repayments
 During the Period for Each Source of Outside Borrowings                2

Amount Outstanding at the End of the Period
 for Each Source of Outside Borrowings                                  2

Detailed Listing of Commercial Paper Outstanding
 by Dealer at the End of the Period                                     3














*Short-term borrowings by all AEP Companies which participate in the Money Pool pursuant to authority granted in File No. 70-8557 will now be reported in this file.



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                                                                      Page 1


1.   Money Pool Internal Short-term Borrowings for the Quarter Ended
     March 31, 2002:

                                                         Balance Advanced
                                                         to or (From) the
                          Funds Provided Funds Received  Money Pool As of The
            Applicants    to Money Pool  From Money Pool End of The Period
            ----------    -------------- --------------- --------------------
                               (000)          (000)            (000)

AEP Gen Co.                 $   15,511    $        -       $     (16,538)
AEP Service Corp.                 -            (175,596)        (153,492)
Appalachian Power Co.           29,903             -            (273,346)
  Cedar Coal Co.                 2,204             -               7,348
  Central App. Coal Co.            175             -               1,988
  South App. Coal Co.             -                (299)           3,900
  West Virginia Power Co.            2             -                 256
Central and South West            -                -                -
  Central Power & Light        115,447             -            (238,830)
  Public Service Co. of Okla      -             (63,911)        (186,997)
  Southwestern Electric Pwr Co.   -            (154,732)        (278,341)
  West Texas utilities Co.        -             (38,720)         (89,168)
Columbus Southern Power Co.       -             (26,680)        (209,339)
  Colomet, Inc.                     47             -                 115
  Conesville Coal Prep Co.        -                (362)             592
  Simco Inc.                        11             -                 255
Franklin Real Estate Co.          -                (214)              91
  Indiana Franklin Realty            1             -                  20
Indiana & Michigan Power Co.      -             (10,743)          27,679
  Blackhawk Coal Co.             1,855             -               9,738
Kentucky Power Co.                -             (10,595)         (76,797)
Kingsport Power Co.               -              (1,446)          (7,362)
Ohio Power Co.                    -             (90,112)        (389,077)
  Central Coal Co.                   7             -                 300
Wheeling Power Co.               1,421             -              (4,148)
                            ----------    -------------    -------------
           Total            $  166,584    $    (573,410)   $  (1,871,153)
                            ==========    =============    =============



2. The average interest rate for the Money Pool for the quarter ended March 31, 2002 is 1.9523%.


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                                                                     Page 2


3.       Money Pool External Short-term Borrowings for the quarter ended
         March 31, 2002:

      Source of Funds   Outside Borrowings Repayments     Amount Outstanding
                         During the Period  During the        at the End of
                                             Period             Period
                         ----------------- ----------     ------------------
                            (000)            (000)               (000)

Commercial Paper         12,699,985      12,699,985          3,015,462

Loan Participation          467,500         487,500             70,000
                        -----------     -----------         ----------

  Total                 $13,167,485     $13,187,485         $3,085,462
                        ===========     ===========         ==========


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                                                                    Page 3


4. Detailed listing of Commercial Paper Outstanding by Dealer at the end of quarter ended March 31, 2002:

         Dealer                           Amount Outstanding
                                             (000)

FNBC/Bank One                             $  489,765

Goldman Sachs                                779,948

Lehman Brothers                              876,343

Merrill Lynch                                869,406
                                          ----------

Total Commercial Paper                    $3,015,462
                                          ==========



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